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                               April 2, 2024

       Luca Maestri
       Chief Financial Officer
       Apple Inc.
       One Apple Park Way
       Cupertino, CA 95014

                                                        Re: Apple Inc.
                                                            Form 10-K for the
fiscal year ended September 30, 2023
                                                            Response dated
March 20, 2024
                                                            File No. 001-36743

       Dear Luca Maestri:

              We have reviewed your March 20, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2024 letter.

       Form 10-K for the fiscal year ended September 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Products and Services Performance, page 22

   1. We note your response to prior comment 1. Please describe further the qualitative factors considered in assessing
the level of disclosures provided in your results of operations discussion and
specifically how you applied such factors to your current discussion of changes in Services
revenue.
       Notes to Consolidated Financial Statements
       Note 2 - Revenue, page 35

   2. We note your response to prior comment 2 that you believe the services included within
                                                        Services net sales to
be similar in nature as they all represent services delivered to Apple product customers
related to Apple products. Please expand on your analysis supporting
 Luca Maestri
Apple Inc.
April 2, 2024
Page 2
      your conclusion that each of the various types of services within the
Services    grouping
      are similar for the purpose of providing disclosures pursuant to ASC 280-10-50-40. As part of your response, address the following:
          Expand on the descriptions of the various categories of services provided in your prior response, including the similarities and differences between them. For example, describe the specific type or types of advertising services and tell us how they are similar to or different from streaming or purchasing video and music media under digital content and extended warranty contracts and out-of-warranty repairs under
           AppleCare.
          Tell us how you considered differences in revenue recognition between each of the categories of services and reasons underlying such differences. For example, tell us how you considered differences between services where the company accounts for
           sales on a net basis (e.g., third-party application   related sales
through the App Store)
           and those services you account for on a gross basis.
          Tell us how you considered differences in the customers for each category of your services. In this regard, you indicate advertising net sales are amounts earned from businesses for Apple customer activity on Apple products whereas Digital Content net sales are amounts earned from Apple customers for streaming or purchasing video, music, etc.
          Explain how you considered the quantitative significance of various categories of services.

       Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-3499 if
you have any questions.



                                                             Sincerely,
FirstName LastNameLuca Maestri
                                                             Division of
Corporation Finance
Comapany NameApple Inc.
                                                             Office of
Technology
April 2, 2024 Page 2
cc:       Sam Whittington
FirstName LastName